Filed by: UIL Holdings Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: UIL Holdings Corporation

Commission File No.: 001-15052

The following is a transcript of UIL Holdings Corporation’s 2nd quarter 2015 earnings call that was made available today.

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EDITED TRANSCRIPT
UIL - Q2 2015 UIL Holdings Corp Earnings Call

EVENT DATE/TIME: AUGUST 06, 2015 / 2:00PM GMT

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AUGUST 06, 2015 / 2:00PM, UIL - Q2 2015 UIL Holdings Corp Earnings Call

C O R P O R A T E   P A R T I C I P A N T S

Susan Allen UIL Holdings Corporation - VP, IR

Jim Torgerson UIL Holdings Corporation - President & CEO

Rich Nicholas UIL Holdings Corporation - EVP & CFO

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Andy Levy Avon Capital Advisors - Analyst

Caroline Bone Deutsche Bank - Analyst

Eric Guo Gabelli & Company - Analyst

Andrew Weisel Macquarie Capital - Analyst

Paul Patterson Glenrock Associates - Analyst

P R E S E N T A T I O N

Operator

Good morning. My name is Bobby Jean. I will be your conference operator for today’s call. At this time, I would like to welcome everyone to the UIL Holdings second quarter 2015 earnings conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question and answer session. (Operator Instructions) I will now turn the call over to Susan Allen.

Susan Allen - UIL Holdings Corporation - VP, IR

Thank you, Bobby Jean, and good morning, everyone. Thank you for joining us to discuss UIL Holdings second quarter 2015 earnings results. I am Susan Allen, Vice President of Investor Relations. Participating on the call is Jim Torgerson, UIL’s President and Chief Executive Officer; and Rich Nicholas, UIL’s Executive Vice President and Chief Financial Officer. If you do not have a copy of our press release or presentation for today’s call, they are on our website at www.uil.com. During today’s call, we will make various forward-looking statements within the meaning of the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. Significant factors that could cause results to differ from those anticipated are described in our earnings release and filings with the SEC.

With that said, I will turn the call over to Jim Torgerson.

Jim Torgerson - UIL Holdings Corporation - President & CEO

Thanks, Sue, and good morning, everybody. Second quarter turned out to be pretty good for us as you may have seen from the earnings release. The net income was $15.8 million or $0.28 per diluted share and that was compared to the $9.3 million or $0.16 per diluted share in 2014. Year-to-date for the first six months we had net income of $73.4 million, which was $1.28 per diluted share and that was compared to the $64.8 million or $1.13 a share in the first half of 2014. Now there were a number of one-time non-recurring items during both 2015 and 2014. Merger-related expenses with our pending merger with Iberdrola had a slight impact in the quarter, but mainly more year-to-date and then again in 2014 we had the now terminated proposed acquisition of the Philadelphia Gas Works, which had an impact in 2014.

We also recognized reserves related to the transmission return on equity related to the proceedings at FERC and we had booked some charges mainly in the first quarter of 2015, but also some in 2014 and there was a minor adjustment in this most recent quarter. We also had, which is not shown as a non-recurring item, but we did have an IRS tax audit adjustment negative of about $0.02 a share, which Rich will explain. But with all that said, after these non-recurring items not including the tax adjustment, the quarter was actually up $0.03 or about 12% and year-to-date for the first six months were up $0.05 a share or about 4%. Now turning to page 6 and talk about the Iberdrola USA and UIL merger. Here you have some of the timelines and what’s been happening.

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AUGUST 06, 2015 / 2:00PM, UIL - Q2 2015 UIL Holdings Corp Earnings Call

We received a Hart-Scott-Rodino process. That was completed pretty quickly after we filed back at the end of March and we got the go ahead on that one. The Federal Communications Commission, we got approval there. FERC approved it in early part of June. The Committee on Foreign Investments, their review was completed early on. So, those have all been completed. Connecticut Public Utility Regulatory Authority has, I think you’re all aware, in their final order draft decision denied the request and so we actually pulled the request and terminated that proceeding and then filed a new application on July 31. Now, that is still subjected to the 120-day timeframe in order for the PURA to give us a decision so we would expect a decision late November.

Massachusetts DPU we filed in the end of March. The DPU really kind of, I won’t say it suspended the filing, but we will be making supplemental testimony that will be filed very shortly that will reflect what we filed in Connecticut. But really on a pro rata basis more or less with what we have in Connecticut reflecting the size of our assets of Berkshire Gas, which is about 5% of the total in Massachusetts. We also filed or Iberdrola filed the S4 and then our preliminary proxy, which is a combined document on July 17. We are waiting comments from the SEC on that preliminary proxy. Once we get through the SEC filings and when everything is approved, then we can schedule for the shareholder vote. I want to go over a few things on page 7 of what the new application entailed and some of the commitments we made.

To start, we have a rate credit we would be providing the customers that would be $20 million and we are putting three options for the PURA to decide on because we did get feedback that they were looking for long-term benefit. So, one of the options is clearly to just provide a rate credit upfront for customers. Second one was to do it over a period of 10 years, which nominally would be $26 million, but the present value is at $20 million. And also a third option, which would be to mimic what would be a reduction in rate base which this is something they talked about, amortize that over like a 30-year time frame; it still comes back to a net present value of about $19 million to $20 million, but the rate credit would be like $1.5 million a year over that 30-year time frame. Present value is still the same, but it allows for a little longer term look and benefits that could be provided to customers.

We also put in for a suggested distribution base rate freeze and it would be till January 1 of 2018 before rates could go into effect for the two gas companies in Connecticut, Southern Connecticut Gas and Connecticut Natural Gas. And for United Illuminating, our electric distribution business, new rates couldn’t go into effect until January 1 of 2017. We would make a contribution to the Clean Energy Fund, that would be $2 million a year for over three years so $6 million and then a contribution to disaster relief of $1 million. And we left that up to PURA to decide what entity or agency that could go to, but we did make some suggestions. We also would accelerate our investment in electric distribution system resiliency.

And the plan there was to provide PURA within six months of our closing the transaction the opportunities we have for investments in resiliency and for these things such as raising some of our substations that are prone to flooding, putting in new walls to again prevent flooding, also some things with microgrids and some cabling that we could replace to help resiliency. What we would contemplate is the first $50 million of this distribution investments we would not get the equity return on until the projects are complete, which is expected to be around 2019, and then the subsequent rate case would pick that up. In the meantime, we would request to get the debt recovery and the depreciation. We also suggested that we would accelerate the cast iron and bare steel replacement program for Southern Connecticut Gas doubling it from $11 million to $22 million over the three years subsequent to the closing and this would provide a benefit to customers by accelerating that.

We would then not get that into rates until we actually file that rate case that we’ve been talking about, which would not have rates into effect until at least January 1, 2018. Those would provide benefits just because of the present value of not recovering some of the cost immediately of about $7 million to customers. Then we’re negotiating a consent order with DEEP to remediate English Station. Now English Station is a plant that we sold back in 2000, it’s in New Haven and there are PCBs at the site. We’re negotiating with DEEP on the consent order and the Attorney General. The estimate from DEEP as far as the clean-up cost is about $30 million and we would then undertake that. But again, that’s subject to negotiating a consent order. We also agreed to maintain our high levels of safety and reliability, but also improve customer service metrics.

Now for the customer service metrics, those would be for the average speed of answer, abandoned calls, and appointments kept; and the agreement would be that we would improve by 5% over the next three years. Also then we would want to maintain safety leak response and the third party damage because leak response and third party damage is obviously for gas at the high levels that we have today and maintain those levels. From

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AUGUST 06, 2015 / 2:00PM, UIL - Q2 2015 UIL Holdings Corp Earnings Call

a local management commitment and if you read the PURA’s draft decision, they wanted to make sure that there was going to be a focus on local management. We would appoint an individual as President of the Connecticut operations who would come from the existing management team of UIL or one of the UIL utilities and that individual would be headquartered in Connecticut and that the UIL Companies would be headquartered there for at least seven years.

We said we would not change the day-to-day management and operations of any of the utilities in Connecticut and that we would have no involuntary terminations of employees, except obviously for cause of performance, for at least three years following closing. We also said we would hire 150 employees or contractors over three years in Connecticut. This would allow us to do a lot of projects that we have on our plate to begin with, mainly transmission projects that we’re going to need contractors for and we can fill some of our existing positions in looking at as attrition occurs. So, the 150 employees or contractors we think is good for the state. Ring-fencing protections that we would implement mainly for provisions to avoid bankruptcy or adverse conditions that could occur in any of the affiliates other than the UIL companies that could have an impact on the UIL utilities.

And this would involve the creation of a special purpose entity with at least one independent director and implementation of an independent non-economic interest in the special purpose entity, they call it a Golden Share. What it really allows is that that individual holding that share would amount to a veto right if there was going to be a voluntary bankruptcy of any of the UIL utilities. And then we also would commit to maintain separate corporate existence and then prohibitions against commingling of funds and some dividend restrictions in the event that any of the utilities would drop below investment grade, which we don’t anticipate. So, as you can see we’ve put forth a lot to the PURA and it will be proportionate when we do actually file in Massachusetts our supplement to make sure that we’re addressing all of the concerns that they raised in the draft decision, which again was pulled.

Now moving on to things that are going on with UIL. As many of you know, we did acquire a 2.5% equity interest in the Kinder Morgan proposed Northeast Energy Direct gas pipeline project. This really commits us to an initial capital investment of up to $80 million and again, it depends on the final pipeline configuration and design. It also committed UIL to taking 70,000 dekatherms a day, which actually we could reduce that under certain circumstances as others come in and want capacity on the pipeline, then we can release that directly to them and reduce our commitment. We also have an option to acquire an additional up to 12.5% of equity under some limited circumstances and the limited circumstances really relate if we can’t reduce that 70,000 dekatherms by the time the pipeline goes into operation or even later than that, a couple years after that.

Then also if the electric distribution companies, there is a project that they would get capacity on the pipeline which then they could release to electric generation projects, but you’ve heard about the NESCO proposal that was done. These are things that are going on in New England mainly in Massachusetts and Connecticut and Rhode Island. But as these projects can come on where the electric distribution companies get capacity, we can then increase our equity interest in the pipeline as the pipeline would then need more capacity to serve these needs. The project obviously is going to supply the needs to New England’s growing residential, commercial, industrial demand for gas; but could be a very reliable supply of fuel for the power generation and this would be again probably under that EDC proposal and it does provide direct access to the Marcellus and the Utica shale.

The pipeline will extend about 180 miles, which will be new pipeline from New York through Massachusetts and then into New Hampshire. They will be making a filing with FERC at some point and Kinder Morgan can probably give you a little more details on when that would be, but we understand it should be in late fall or maybe even in the fourth quarter of this year. And then commercial operation is expected by the fourth quarter of 2018. Now getting to our gas heating customer additions and conversions we’ve seen. We had just under 3,900 through the end of June. We believe we’re still on track to meet the 12,000 we said we would get this year. Current home heating prices obviously are lower than what they had been and the margin that customers can get has softened quite a bit, but natural gas is still more cost effective and has more benefits.

So, we are still seeing a number of conversions and we are confident that we’ll hit the 12,000 for the year. Turning to page 11, the transmission ROE proceeding, there’s a lot on this chart. Basically you know the complaints have been ongoing. We have the three complaint periods with different time frames for refund periods. We’ve been through this before, but basically the 10.57% base ROE is still being challenged in the subsequent complaints and the timing right now is hearings were held at the end of June and early July. Administrative Law Judge decision is expected by the end of 2015, but a FERC decision isn’t expected till the end of 2016. Now one point here, in mid-July the New England Transmission Owners actually filed a petition with the US Court of Appeals for review of the second and third complaint challenging their first decision to allow hearings on the merits of the second and third complaints.

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AUGUST 06, 2015 / 2:00PM, UIL - Q2 2015 UIL Holdings Corp Earnings Call

So, that will go along with the petition we had to challenge the first complaint. So, there’s a lot of legal activity going on with the ROE for FERC. So, I’m going to turn it over to Rich Nicholas who’s going to run through the financial results.

Rich Nicholas - UIL Holdings Corporation - EVP & CFO

Thank you, Jim. Good morning, everyone. Thanks for joining us today. On slide 12 we have the tabular results by business segment and then break out the non-recurring merger and ROE reserves that Jim had mentioned earlier. And beginning on slide 13 then is the narrative that goes through the various business segments. So looking at slide 13 and focusing first on electric distribution. Second quarter 2015 earnings as compared to the second quarter of 2014 were down about $700,000, but that does include the $1.1 million charge from the IRS audit. The audit did cover four years 2009 through 2012. It was a routine audit and those periods are now closed and resolved, but it was about a $0.02 charge in the second quarter as a result. Looking year-to-date again on electric distribution, a decrease from $25.2 million in 2014 to $21.8 million in 2015, again which includes the $1.1 million charge from the IRS audit.

But higher employee related expenses, depreciation, and amortization as the rate base grows and some other operating taxes for things like property taxes. It was offset in part by a rate increase that took place in August of last year. It was the second year of a two-year rate plan for UI and so we do see some benefit from that. GenConn was up slightly quarter-over-quarter primarily due to a billing adjustment so up above $400,000 quarter-over-quarter. The 12-month rolling distribution return on equity came in at 9.09% and that compares to our allowed of 9.15%. Turning to the electric transmission segment, earnings there were down as well both in the quarter and year-to-date. We did record additional reserves in the first quarter of this year to reflect the order on rehearing from FERC in the first complaint that clarified that the ROE cap was at the project level and not at the Company level.

So on slide 14, you can see the results with or without the reserve adjustments that have been made, but that’s been the primary driver both in the quarter and year-to-date. Both the reserve and the lower ROE now going forward, the 10.57% that came out of the first complaint order. Overall, excluding the reserves, the transmission ROE came in at 11.35% and if you were to include the reserves, it’s at 10.98%. Now looking at our gas distribution business, earnings for the quarter of $1.4 million compares to a loss of $2.2 million last year and the increase in earnings is primarily due to we’ve seen lower uncollectible expenses, slightly lower corporate charges, last year we had recorded earnings sharing at CNG and we’re not in that position at this point this year. It was offset somewhat by higher O&M expense in the second quarter that we saw.

We benefited on the revenue side from the cold weather in the first quarter, but as the ground began to thaw and the frost line began to move, we did have additional O&M expense to address leaks in the second quarter and that cost was about to $0.025 a share for the higher O&M. Moving to slide 15, year-to-date for gas distribution, increase in earnings certainly benefited by the cold weather in the first quarter. Year-to-date we are almost 13% colder than normal and almost 3% colder than last year. It was warmer in the second quarter of this year compared to last year, but not big heating degree day months in the second quarter. So it was actually 16% warmer than normal, didn’t feel like it, but that was the actual data. So the impact of weather, normalized use per customer, customer growth.

You can see we’re still benefiting significantly from our customer growth, almost $1 million in margin quarter-over-quarter, $3 million year-over-year. Normalized use per customer is pretty stable, actually a positive $200,000 in the quarter. And you’ll note, particularly on the year-to-date column there, the decoupling adjustment for CNG only with the cold weather in the first quarter we do have a liability for a refund to customers resulting from that. So, the results of all of that on slide 16. Our 12-month average return on equities at the gas companies; Southern Connecticut Gas, about 9.7% to 9.8% as compared to the allowed 9.36% and at CNG, 9.45% to 9.65% as compared to the allowed 9.18%. On a weather adjusted basis, there is no weather adjustment at CNG since we have decoupling; but SCG, as you can see, 8.86% to 9.06%.

The corporate segment where we retained certain corporate cost for interest on holding company debt as well as the merger related charges both for Philadelphia last year and for Iberdrola this year are included in the corporate segment. If you were to exclude those merger related expenses, the quarter was essentially flat year-over-year and year-to-date we actually have $0.03 less of a loss at corporate primarily due to increased returns on shared capital assets that are held at the holding company for the benefit of all the subsidiaries. As we look forward now to the rest of the year on slide 17, our earnings guidance. We did reduce the top end of the guidance by $0.05, effectively reducing the midpoint then by $2.50, primarily resulting from a higher O&M than was expected at the gas companies resulting from the leak repairs due to the cold weather in the first quarter.

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AUGUST 06, 2015 / 2:00PM, UIL - Q2 2015 UIL Holdings Corp Earnings Call

So if you exclude the non-recurring items, our current guidance is $2.30 to $2.45 and that compares to previously it was $2.30 to $2.50. We did reduce the gas guidance by $0.03 on the upper end so that it’s now $0.95 to $1.02 versus previously it was $0.95 to $1.05. So with that, I will now hand it back to our operator, Bobby Jean, for the question-and-answer session.

Q U E S T I O N S   A N D   A N S W E R S

Operator

Thank you very much, sir. (Operator Instructions) Andy Levy, Avon Capital.

Andy Levy - Avon Capital Advisors - Analyst

Just a quick question on the merger. On the S4 I noticed that you gave 2016 guidance and you also gave 2019 I believe or like a growth rate out to 2019, but I remember if I’m not mistaken that on the original announcement of the merger, you also gave 2017 guidance as well. So, I just want to make sure that you are reaffirming 2017 as well as you did 2016 on the S4?

Rich Nicholas - UIL Holdings Corporation - EVP & CFO

Yes, there’s been no change there.

Andy Levy - Avon Capital Advisors - Analyst

Okay. So 2017 is still $2.59 to $2.75?

Rich Nicholas - UIL Holdings Corporation - EVP & CFO

I don’t have the document in front of me, but there’s been no change.

Andy Levy - Avon Capital Advisors - Analyst

Okay. And then why that was left out of the S4?

Rich Nicholas - UIL Holdings Corporation - EVP & CFO

We provided the information that demonstrates the growth rate through the planning period.

Andy Levy - Avon Capital Advisors - Analyst

Okay. And then the other question I had was just on the makeup of the Board under the new Company, how will that be?

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AUGUST 06, 2015 / 2:00PM, UIL - Q2 2015 UIL Holdings Corp Earnings Call

Jim Torgerson - UIL Holdings Corporation - President & CEO

The Iberdrola USA Board, there will be two people from the current UIL Board going onto that Board along with me as the CEO and it will retain the people that are there today on the Iberdrola USA Board.

Andy Levy - Avon Capital Advisors - Analyst

Was there any change in that when you made your revised filing in Connecticut or is that the same?

Jim Torgerson - UIL Holdings Corporation - President & CEO

That’s in the agreement. That’s still the same. The Network’s Board is the one where we’re going to add one Connecticut person, that’s not the Iberdrola USA Board though.

Andy Levy - Avon Capital Advisors - Analyst

Okay, I understand. Thank you very much.

Operator

Caroline Bone, Deutsche Bank.

Caroline Bone - Deutsche Bank - Analyst

So, I just was wondering if you could talk a bit more about what makes you so confident that you’ll hit that 12,000 customer gas conversion target for the full year. It just seems like you guys are tracking pretty well behind right now.

Jim Torgerson - UIL Holdings Corporation - President & CEO

Yes, we were. Looks like July was doing quite a bit better. We didn’t release that number yet, but it’s looking better than what it had been. We have a good number of leads going on and a lot of interest in mainly commercial, there’s not much industrial, but commercial aspects. And the main extensions we’ve been doing are moving into other towns that actually we hadn’t even served before like Essex and a couple others where we’re doing some extensive pipeline expansions or main expansions that are going to pick up some new customers, East Hampton was one of them. These are all small towns, but we’re hitting some major loads that we can then pick up and then pick up some more customers along the way, mostly commercial. So, we’re pretty confident about the 12,000. I mean it’s going to be tight because of the prices for heating oil, but our folks seem pretty confident right now and I do too. So, we had a much better month in July and now we’re getting to the point in the season where people will be looking to convert when they start thinking about their heating for the next winter.

Caroline Bone - Deutsche Bank - Analyst

So, it didn’t have anything to do with the I guess guidance reduction at gas?

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AUGUST 06, 2015 / 2:00PM, UIL - Q2 2015 UIL Holdings Corp Earnings Call

Jim Torgerson - UIL Holdings Corporation - President & CEO

No. The guidance reduction at gas was, as Rich said, we had to do some maintenance as a result of the very cold winter and then as things thawed out, we had a number of gas leaks that obviously you have to fix right away and that was the charge. The other part of the reduction in the guidance was not for gas, but was just really when we looked at the $0.02 we had from the federal income tax adjustment. So, those two items.

Caroline Bone - Deutsche Bank - Analyst

And I guess just on gas, I mean I know that utilities in New York City are seeing an uptick in volume of people reporting potential gas leak just in the wake of the Harlem explosion a year ago and the more recent East village incident. And I’m just wondering if you guys are seeing a similar trend in your territory?

Jim Torgerson - UIL Holdings Corporation - President & CEO

We’re not hearing of any more people reporting gas leaks. Obviously we jump on those as soon as we hear of people call and say that they can smell gas so that we send people out immediately and we are pretty happy with our results for that. We get out there 98% of the time, we’re there within the minutes required, which I think is 45 minutes in the state. And so we get on that pretty quickly and then we fix all the Class 1 leaks, those are ones we have to fix immediately. And then even the Class 2 leaks, we’re getting on those pretty quickly now too. So, we’re not hearing more people calling about it not any more than usual.

Caroline Bone - Deutsche Bank - Analyst

Okay. That’s good to hear. And then just a minor one on the DC Circuit Court with regards to the appeal there on the ROE case, when do you guys expect them to rule on that?

Jim Torgerson - UIL Holdings Corporation - President & CEO

Caroline, I really don’t know. I wish I did. It could still be a while.

Caroline Bone - Deutsche Bank - Analyst

Okay. All right, just curious. Well, thanks very much.

Operator

Eric Guo, Gabelli & Company.

Eric Guo - Gabelli & Company - Analyst

Just trying to get a better idea of the decision process regarding the NED pipeline investment. Was this made exclusively at the UIL level or was this decision made with some input from the Iberdrola guys?

Jim Torgerson - UIL Holdings Corporation - President & CEO

Well, based on our merger agreement, if we’re going to do something that’s outside of what we gave them in the budget and our capital spending plans, we have to get their consent, which we did. So, we talked to them about it after our Board then agreed that it made sense so we did have to get their consent. But it wasn’t really done necessarily in concert with them because we can’t, I mean we do have to get their consent for making an investment that would be significant.

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AUGUST 06, 2015 / 2:00PM, UIL - Q2 2015 UIL Holdings Corp Earnings Call

Eric Guo - Gabelli & Company - Analyst

Got you. Okay. And just a second quick question on can you provide some color regarding the earning sensitivity related to conversions and how much an incremental 100 conversions would need for earnings there or something along those lines?

Rich Nicholas - UIL Holdings Corporation - EVP & CFO

Unfortunately, the quick answer is it depends. Because of the way the regulators have implemented a comprehensive energy strategy, we actually earn a return on rate base on the conversion so it depends if you’re on main or off main, how much capital is invested. Prior to that, we did say on average $250 to $300 of net income per conversion. But again, it’s a broad average and it depends in particular how far the main extension has to be.

Operator

Andrew Weisel, Macquarie Capital.

Andrew Weisel - Macquarie Capital - Analyst

Jim, on the Connecticut application, first is the S4, is it fair for me to assume that the numbers in the S4 for future income reflect all of these concessions that you’ve made in the Connecticut application?

Jim Torgerson - UIL Holdings Corporation - President & CEO

Not really because what will have probably happen is many other concessions or the things that occur, some of them will get booked in 2015 assuming we get the approval before the end of the year and actually before we even close and some of them will be right at year-end. So, I would expect that a lot of this will get booked and shouldn’t have a big impact on the future and if you look at even if it’s tough. Let’s say they do the rate credit over the 10 or 30 years, as long as we can estimate it and we know exactly what it’s going to be and we can book it right upfront, which is what we’d want to do. Some of the other things really get to be smaller items that we’re not going to lose anything long term like other than the contributions, but again we can book those right away too. So, I don’t think you’ll see much impact on the financials. I don’t know Rich, if you want to?

Rich Nicholas - UIL Holdings Corporation - EVP & CFO

Under the accounting guidelines, once it’s probable and estimatable, then we’ll book or accrue if you will immediately and even if things create credits over multi years, then we’ll just lump those up against the reserve as we go forward.

Andrew Weisel - Macquarie Capital - Analyst

Okay, that’s very helpful. And then in the S4, those net income number you gave, does that essentially reflect earning your allowed ROE for all of those years? How can we think about earned versus allowed ROEs?

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AUGUST 06, 2015 / 2:00PM, UIL - Q2 2015 UIL Holdings Corp Earnings Call

Rich Nicholas - UIL Holdings Corporation - EVP & CFO

We haven’t put some of those specific type of assumptions out there, but those are our planning forecast as of today.

Andrew Weisel - Macquarie Capital - Analyst

Okay. Fair enough. Next is another question on the Northeast Energy Direct. Could you elaborate in a bit more detail the option to acquire additional equity, maybe just dig a little deeper into the circumstances and the timing of when we might know more about that?

Jim Torgerson - UIL Holdings Corporation - President & CEO

A lot of this is under our agreement with Kinder Morgan. But in broad terms, the one area where if for example because we are taking on an obligation for another 70,000 dekatherms a day to the extent that doesn’t get released, let’s say we can’t and no one else signs up on the Kinder Morgan pipeline and it remains at its current level, then we would have the ability once the pipeline goes operational to increase our equity percentage, (inaudible) our option because we couldn’t release the 70,000 dekatherms to any future people who want to have capacity. That’s one. Another area is assuming there is an EDC process where the electric distribution companies then take on capacity which allows the pipeline to expand, then in certain states in Connecticut, I think just about every state except one, we would then have the ability if electric distribution companies take on capacity to gain additional equity interest. Now we have to pay for two, but then we could increase our equity interest based on how much is added in the New England space as a result of that and there’s formulas for each state as to what percentage we can add of EDCs to take on additional capacity. So, it’s all formula driven and I don’t think much of that’s been released. That’s how it works though.

Rich Nicholas - UIL Holdings Corporation - EVP & CFO

Andrew, just to be technically correct, the forecast are as of the date the S4 was filed so it was July 17.

Andrew Weisel - Macquarie Capital - Analyst

Okay. Then just one last one. The increase in O&M at gas due to cold winter, would it be fair to think of that as pulling forward future expenses? In other words, might this help next year’s O&M or are these kind of incremental costs and next year’s O&M budget would be unlikely to change?

Rich Nicholas - UIL Holdings Corporation - EVP & CFO

You can view that more as incremental cost.

Andrew Weisel - Macquarie Capital - Analyst

Okay. Thank you very much.

Jim Torgerson - UIL Holdings Corporation - President & CEO

You might want to say they are kind of one-time or two.

Operator

Paul Patterson, Glenrock Associates.

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AUGUST 06, 2015 / 2:00PM, UIL - Q2 2015 UIL Holdings Corp Earnings Call

Paul Patterson - Glenrock Associates - Analyst

But anyway just really quickly and I apologize for this, but I kind of got slightly distracted when you guys were talking about the settlement process. You mentioned the England Station or English Station and I’m just wondering just to clarify, are you guys in a global settlement discussion right now with the parties in Connecticut and English Station is part of that? If you don’t mind elaborating a little bit more on that again?

Jim Torgerson - UIL Holdings Corporation - President & CEO

It’s not really a global settlement discussion. We were having discussions, as we said in the application, with the Attorney General, Department of Energy and Environment Protection, and the Governor’s office as to looking at things we could do for the application and English Station was one area where the city and the state would like to have it cleaned up. We haven’t owned in 15 years and so Iberdrola and us said we’ll look at working to get a consent order that will allow the cleanup of that facility and that we were looking at a number that DEEP had put out to say that the cleanup was expected to be about $30 million. That’s really where it went and really right now we’re not talking about a settlement at this point. That was a discussion that we had with the parties before we made the application filing and it’s really to get some of their input as to what would help get the process moving and get an application that hopefully PURA can accept, will accept, and bless.

Paul Patterson - Glenrock Associates - Analyst

Okay. And just to sort of understand the new application procedure you guys are filing, do we go through the same again or could it be abbreviated that you could enter into settlement negotiations if that’s what you guys intend to do sooner than how the normal course? In other words, there’s a lot of ground you guys have already covered. One would assume and perhaps inaccurately assume that maybe you guys could act faster in terms of working with the other parties in the Connecticut case. How should we think about that?

Jim Torgerson - UIL Holdings Corporation - President & CEO

Right now I would assume that it will take the full 120 days that PURA has in order to decide the case. I think right now there is no anticipation that it would be accelerated. We would hope it would be because we fought a lot of ground already and the parties all have rights and they have the right to exercise those and do their investigation and ask questions and follow their briefs and get their interrogatories in. So, I would expect that particularly the OCC and the consumer councils are going to want to go through all that.

Paul Patterson - Glenrock Associates - Analyst

Okay. But it means I guess a settlement process if that were to take place, when might that happen?

Jim Torgerson - UIL Holdings Corporation - President & CEO

If the parties wanted to discuss settlement, that could happen anytime. But I think in the past what we’ve seen from the consumer council is they want to go through all the hearing process and then do their briefs and then talk about it. So, it’s not going to shorten — even if that were to occur, I don’t think it would shorten things very much looking at past history, Paul.

Paul Patterson - Glenrock Associates - Analyst

No, I appreciate the clarity. Like I said, that’s why I asked the question. Maybe I was assuming too much that may be some of the previous work that’s been done so far might somehow be helpful in making it a little bit quicker, but apparently I’m wrong.

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AUGUST 06, 2015 / 2:00PM, UIL - Q2 2015 UIL Holdings Corp Earnings Call

Jim Torgerson - UIL Holdings Corporation - President & CEO

It might, but I don’t expect it to shorten it. Even if it shortens it, you may be talking a week or so. So, I don’t think we could count on anything less than 120 days right now. But it will still allow us to have it done before the end of the year.

Paul Patterson - Glenrock Associates - Analyst

And then the supplemental testimony in Massachusetts, that’s going to be filed again relatively soon and then after, how long should we expect for intervenors to respond to them?

Jim Torgerson - UIL Holdings Corporation - President & CEO

They haven’t put up the full schedule. They’ll revise their schedule and so then really the intervening party is the Attorney General and there may be a couple others, but it’s really the Attorney General in Massachusetts. They’ve already given us interrogatories, they will probably give us more on our supplemental filings so then the hearing schedule will get redone because we were supposed to have hearings this month, now it’s going to pushed off because we are following the supplement. I would guess it’s probably going to be September, October. Hopefully we can get an answer shortly after. I mean practically speaking, they are going to want to see what happens in Connecticut and so I would expect to be shortly after that.

Paul Patterson - Glenrock Associates - Analyst

Thanks so much. Appreciate the clarity.

Operator

Andy Levy, Avon Capital.

Andy Levy - Avon Capital Advisors - Analyst

Just get back to the S4 and page 93 of the S4 talks about in preparing the Iberdrola USA projections considered by UIL, UIL’s management modified the financial forecast filed by Iberdrola USA’s management and you kind of know what it says and it’s based on like weighted adjustments of certain forecast. Could you just describe more the methodology that you use and how that played into coming up with the CapEx numbers that you put out there, particularly in Maine?

Rich Nicholas - UIL Holdings Corporation - EVP & CFO

Andy, this is Rich. Like any forecast for the long time, there are greater of uncertainty that are around it and so working with our financial advisors we did make some adjustments to what we thought would be a good view of what the future looks like.

Andy Levy - Avon Capital Advisors - Analyst

Okay. I know I’ve asked you this before, but has any of the — I guess it’s really a question for Iberdrola so I’m not going to ask you. But I guess it was more just on what’s been identified up at Maine, but that’s really a question for Iberdrola.

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AUGUST 06, 2015 / 2:00PM, UIL - Q2 2015 UIL Holdings Corp Earnings Call

Jim Torgerson - UIL Holdings Corporation - President & CEO

Agree, you’re probably right about that.

Andy Levy - Avon Capital Advisors - Analyst

Thank you.

Operator

And that was the last question in queue. (Operator Instructions) At this time, there are no further questions in queue.

Jim Torgerson - UIL Holdings Corporation - President & CEO

Well, thank you all for participating today. If you do have further questions, please don’t hesitate to contact our Investor Relations people through Michelle and thank you all for participating today and have a great day. Goodbye.

Operator

And this concludes our afternoon teleconference, you may disconnect your lines.

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Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between UIL Holdings Corporation (“UIL”) and Iberdrola USA, Inc. (“Iberdrola USA”). In connection with the proposed transaction between UIL and Iberdrola USA, Iberdrola USA has filed with the SEC a registration statement on Form S-4 containing a preliminary prospectus of Iberdrola USA and a preliminary proxy statement of UIL. UIL AND IBERDROLA USA URGE INVESTORS AND SHAREHOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, AS WELL AS ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Iberdrola USA or UIL may file with the SEC or send to shareholders in connection with the proposed transaction.

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